UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

February 02, 2026

Commission File Number 001-14978

SMITH & NEPHEW plc
(Registrant’s name)

Building 5, Croxley Park, Hatters Lane
Watford, England, WD18 8YE
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ✔         Form 40-F __

BLOCK LISTING SIX MONTHLY RETURN

Name of applicant:		Smith & Nephew plc
Name of scheme:		Global Share Plan 2010
Period of return:	From:	1 August 2025	To:	31 January 2026
Balance of unallotted securities under scheme(s) from previous return:		3,756
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period:		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		3,756

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew ShareSave Plan (2012)
Period of return:	From:	1 August 2025	To:	31 January 2026
Balance of unallotted securities under scheme(s) from previous return:		432,252
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period:		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		432,252

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew International ShareSave Plan (2012)
Period of return:	From:	1 August 2025	To:	31 January 2026
Balance of unallotted securities under scheme(s) from previous return:		612,504
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period:		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		612,504

Name of applicant:		Smith & Nephew plc
Name of scheme:		Global Share Plan 2020
Period of return:	From:	1 August 2025	To:	31 January 2026
Balance of unallotted securities under scheme(s) from previous return:		403,258
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period:		14,695
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		388,563

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew ShareSave Plan (2022)
Period of return:	From:	1 August 2025	To:	31 January 2026
Balance of unallotted securities under scheme(s) from previous return:		126,126
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period:		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		126,126

Name of applicant:		Smith & Nephew plc
Name of scheme:		Smith & Nephew International ShareSave Plan (2022)
Period of return:	From:	1 August 2025	To:	31 January 2026
Balance of unallotted securities under scheme(s) from previous return:		35,210
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		-
Less: Number of securities issued/allotted under scheme(s) during period:		-
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		35,210

Name of contact:	Philip Horner, Deputy Company Secretary
Telephone number of contact:	01923 477100

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: February 02, 2026	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary